EXHIBIT 99.46

                                                                    [ADT LOGO]

                                                                 PRESS RELEASE


ADT Limited ("ADT")

                      ADT REPUDIATES WESTERN'S LEGAL PLOY

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Hamilton, Bermuda, April 17, 1997 - ADT Limited (NYSE - ADT) today responded to a Bermuda lawsuit filed late yesterday by Western Resources regarding the structure of ADT's proposed merger with Tyco International Ltd.

Michael A. Ashcroft, chairman and chief executive officer of ADT stated, "We have not yet seen the fine print of Western's lawsuit. However, the claim, as described in Western's press release, is completely without merit. Given Western's prior litigation tactics, we believe this lawsuit, like the others, is another red herring in a deliberate attempt to create confusion in the market and deflect attention away from the inadequacy of Western's offer for ADT.

"Over the past two years, Tyco's total return for shareholders has been more than eight times Western's total return for shareholders.* Under the circumstances, one would think Western would be pleased by the superior value offered in the Tyco-ADT merger."

"Since Western apparently is unable to exceed the value of the Tyco-ADT merger, it is now asserting spurious legal arguments in an effort to interfere with the completion of the Tyco-ADT merger agreement at the expense of all remaining ADT shareholders. It will not work. Unlike Western's proposal, the Tyco-ADT merger is in ADT shareholders' best interests and we are determined to conclude it promptly."

ADT is the largest provider of electronic security services in North America and the United Kingdom, providing continuous monitoring of commercial and residential security systems to over 1.8 million customers.

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*   The "total return for shareholders" calculations are based upon data published by Bloomberg Financial Markets. No permission has been sought nor obtained from Bloomberg.

CERTAIN ADDITIONAL INFORMATION: ADT Limited (the "Company") will be soliciting proxies against the proposals of Western Resources, Inc. (together with its subsidiaries, "Western") and revocations of proxies previously given to Western for such proposals. The following individuals may be deemed to be participants in the solicitation of proxies and revocations of proxies by the
Company: ADT Limited, Michael A. Ashcroft, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., Stephen J. Ruzika, W. Peter Slusser, William
W. Stinson, Raymond S. Troubh and Angela E. Entwistle. As of March 17, 1997, Mr. Ashcroft is the beneficial owner of 11,075,718 of the Company's common shares, Mr. Danneberg is the beneficial owner of 102 of the Company's common shares, Mr. Henderson is the beneficial owner of 621 of the Company's common shares, Mr. Pasman is the beneficial owner of 2,000 of the Company's common shares, Mr. Ruzika is the beneficial owner of 1,157,405 of the Company's common shares, Mr. Slusser is the beneficial owner of 2,800 of the Company's common shares, Mr. Stinson is the beneficial owner of 3,010 of the Company's common shares, Mr. Troubh is the beneficial owner of 2,500 of the Company's common shares and Ms. Entwistle is the beneficial owner of 29,500 of the Company's common shares. The company has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor in connection with Western's proposals. Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Merrill Lynch does not admit that it or any of its directors, officers or employees is a "participant" as defined in
Schedule 14A ("Schedule 14A") promulgated by the Commission under the Securities Exchange Act of 1934, as amended, in the proxy solicitation, or that such Schedule 14A requires the disclosure of certain financial information concerning Merrill Lynch. In connection with Merrill Lynch's role as financial advisor to the Company, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company: Barry Friedberg (Executive Vice President), Richard Johnson (Managing Director), Huston McCollough (Managing Director), Hugh O'Hare (Vice President), Robert Simensky (Vice President) and Paul Bastone (Associate). In the normal course of its business, Merrill Lynch regularly buys and sells securities issued by the company and its affiliates ("ADT Securities") for its own account and for the accounts of its customers, which transactions may result from time to time in Merrill Lynch and its associates having a net "long" or net "short" position in ADT Securities or option contracts with other derivatives in or relating to ADT Securities. As of February 28, 1997, Merrill Lynch held positions in ADT Securities as principal as follows: (i) net "short" 769,995 of the Company's common shares;
(ii) net "long" $46,000 par amount of 9.25% Guaranteed Senior Subordinated Notes of ADT Operations, Inc. due August 1, 2003; and (iii) net "long" 31,509 Liquid Yield Option[Trademark] Notes of ADT Operations, Inc. due 2010, exchangeable for 889,499 of the Company's common shares.


Contact:
      ADT, Inc.
      561-988-3600


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